WHITEBEARD CORP
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended July 31, 2025 and Year Ended December 31, 2024
(Inception)

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Whitebeard Corp., Management

We have reviewed the accompanying financial statements of Whitebeard Corp. (the Company) which comprise the balance sheets as of inception period July 31, 2025 & December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the year and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 9, 2025


WHITEBEARD CORP
BALANCE SHEET


AS OF		July 31, 2025	Dec 31, 2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	3,750	200
Total Current Assets		3,750	200
Non-Current Assets:			
Due from Related Party	$	-	325,000
Total Non-Current Assets		-	325,000
TOTAL ASSETS	$	3,750	325,200
LIABILITIES AND EQUITY			
Current Liabilities:			
TOTAL LIABILITIES		-	-
EQUITY			
Common Stock	$	-	-
Additional Paid in Capital		5,185	200
SAFE		600,000	575,000
Accumulated Deficit		(601,435)	(250,000)
TOTAL EQUITY	$	3,750	325,200
TOTAL LIABILITIES AND EQUITY	$	3,750	325,200


See Accompanying Notes to these Unaudited Financial Statements


WHITEBEARD CORP
STATEMENT OF OPERATIONS

AS OF		July 31, 2025	Dec 31, 2024
Operating Expenses			
General and Administrative Expenses	$	351,435	250,000
Total Operating Expenses		**351,435**	**250,000**
Total Loss from Operations	$	**(351,435)**	**(250,000)**
Net Income (Loss)	$	**(351,435)**	**(250,000)**

See Accompanying Notes to these Unaudited Financial Statements

WHITEBEARD CORP
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	SAFE	(Deficit)	Equity
Inception	-	-	-	-	-	-
Issuance of Common Stock	17,000	**)	-	-	-	**)
SAFE	-	-	-	575,000	-	575,000
Additional Paid-in Capital	-	-	200	-	-	200
Net income (loss)	-	-	-	-	(250,000)	(250,000)
Ending balance at 12/31/24	17,000	-	200	575,000	(250,000)	325,200
Issuance of Common Stock	-	-	-	-	-	-
SAFE	-	-	-	25,000	-	25,000
Additional Paid-in Capital	-	-	4,985	-	-	4,985
Net income (loss)	-	-	-	-	(351,435)	(351,435)
Ending balance at 7/31/25	17,000	**)	5,185	600,000	(601,435)	3,750

**) Less than $1.

See Accompanying Notes to these Unaudited Financial Statements

WHITEBEARD CORP
STATEMENT OF CASH FLOWS

AS OF		July 31, 2025	Dec 31, 2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(351,435)	(250,000)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Due from Related Party		325,000	(325,000)
Due to Related Party		-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		325,000	(325,000)
Net Cash provided by (used in) Operating Activities	$	(26,435)	(575,000)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Common Stock	$	-	0
Additional Paid in Capital		4,985	200
SAFES		25,000	575,000
Net Cash provided by (used in) Financing Activities	$	29,985	575,200
Cash at the beginning of period		200	-
Net Cash increase (decrease) for period	$	3,550	200
Cash at end of period	$	3,750	200

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest

Income taxes

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

WhiteBeard Corp. (the "Company") was incorporated in the State of Delaware on October 24, 2024. The Company's principal operations consist of the development and licensing of proprietary risk management software for the foreign exchange ("FX") and contracts for difference ("CFD") brokerage industry. The Company's flagship product, The Pawn, is an artificial intelligence (AI)-powered SaaS platform that leverages digital signal processing, advanced mathematics, and data science to help FX brokers and trading firms automate real-time risk decisions. The Pawn dynamically optimizes A-Book and B-Book execution by continuously calculating optimal theoretical exposure, enabling brokerages to stabilize returns and preserve capital in volatile market conditions.

Revenue is generated from software licensing fees, which are charged to clients based on the volume of orders processed through the Company's platform. The Company's headquarters are located in Delaware, United States, and its products are offered to financial institutions worldwide

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

_____

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of July 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,750 and $200 in cash as of July 31, 2025 and December 31, 2024, respectively.

General and Administrative

General and Admin expenses consists primarily of amounts paid to Trilogy Precious Metals, DMCC, a related party (see Note 3). The company pays $50,000 per month to Trilogy Precious Metals DMCC which covers, office rent, salaries, server costs, Amazon Web Service costs, software subscriptions, marketing and sales expenses.

_____

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A total of $575,000 was contributed by a third party as of year-end 2024 and $25,000 during 2025 in the form of SAFE investments. These funds were deposited to Trilogy Precious Metals DMCC accounts and utilized for WhiteBeard Corp.'s operating costs and the acquisition of an OTC shell company intended for a future reverse merger. As WhiteBeard Corp. had not yet been formed during the period, Trilogy Precious Metals DMCC advanced these funds on behalf of the company.

During 2024, Trilogy Precious Metals DMCC, a company wholly owned by Shamik Raja, provided various operating services for the benefit of WhiteBeard Corp., a related party. Trilogy Precious Metals DMCC incurred monthly expenses of $50,000, encompassing office rent, employee salaries, server costs, Amazon Web Services expenses, software subscriptions, and marketing and sales overhead. The remaining $25,000 were used as of July 31, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company does not have any commitments or contingencies requiring disclosure.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any obligations or debt.

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NOTE 6 – EQUITY

The Company is authorized to issue up to 50,000 shares of common stock, all of which have a par value of $0.00001 per share. During the year ended December 31, 2024, a total of 17,000 shares of common stock were issued to Shamik Raja as the Company's founding shareholder. As of December 31, 2024, these represent all outstanding equity interests in the Company.

No other equity classes or series have been issued or are outstanding as of the reporting date. All issued and outstanding shares are fully paid.

No dividends were declared or paid during the period. As of December 31, 2024, the Company had no outstanding stock options, warrants, or other rights to acquire additional shares of common stock.

SAFE Investments

During the year ended December 31, 2025, the Company entered into two Simple Agreements for Future Equity ("SAFEs") with investors. The purpose of these SAFEs is to raise capital, entitling the holders to receive shares of the Company's capital stock in certain future events, subject to the terms outlined in each agreement.

On June 28, 2025, the Company issued a SAFE to a third party for total proceeds of $575,000. The Company originally received $575,000 in cash from these investors in 2024; the formal SAFE agreement was completed in 2025. The post-money valuation cap associated with this SAFE is $5,758,425.

On June 29, 2025, the Company issued another SAFE to a third partyl for proceeds of $25,000. The post-money valuation cap for this SAFE is $11,217,625.

The SAFEs do not accrue interest, have no stated maturity dates and do not provide the investors with voting or dividend rights prior to conversion.

Each SAFE will convert automatically upon an equity financing event into a number of shares of preferred stock, calculated as the greater of: (i) the purchase amount divided by the lowest price per share paid in the financing, or (ii) the purchase amount divided by the SAFE price, which is based on the valuation cap. In the event of a liquidity event or dissolution prior to conversion, the holders are entitled to receive (subject to liquidation priority) the greater of (i) the original purchase amount or (ii) the amount payable for common stock under the applicable conversion price.

In a liquidity or dissolution event, payment to SAFE holders is junior to outstanding debts and other creditor claims, on par with any other SAFEs and preferred stock (distributed pro rata in an insufficiency), and senior to holders of common stock.

The proceeds from the SAFEs have been classified within stockholders' equity in accordance with U.S. GAAP. No liability is recorded for these instruments at the balance sheet date, and no interest expense is recognized. The agreements are accounted for as equity instruments until such time as they convert or otherwise settle.

The parties have agreed to treat the SAFEs as equity (specifically, as common stock) for federal and state income tax purposes

_____

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.